

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

<u>Via E-mail</u>
Mark L. Wetzel
Chief Financial Officer
Aviv REIT Inc.
303 W. Madison Street, Suite 2400
Chicago, IL 60606

> **Re: Aviv REIT, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 20, 2014**
> **File No. 001-35841**
>
> **Aviv Healthcare Properties, L.P.**
> **Annual Report on Form 10-K**
> **Filed February 20, 2014**
> **File No. 333-173824**

Dear Mr. Wetzel:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Sam Kovitz
        Aviv REIT, Inc.
        Via E-mail